15047237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-31114

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

TCW Fund Distributors

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles (City) | California (State) | 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Krause (213) 244-1065
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

350 South Grand Ave. (ADDRESS) Number and Street | Los Angeles, City | California State | 90071-3462 Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MF 3/12

lcw 7/13

OATH OR AFFIRMATION

I, James G. Krause, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

EDWARD LEE RANSOME
Commission # 1952034
Notary Public - California
Los Angeles County
My Comm. Expires Sep 12, 2015

Signature

Chief Financial Officer
Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2015.

Notary Public

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

* For condition of confidential treatment of certain portions of this filing, see Section 240.17a-15(e)(3).

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
TCW Funds Distributors:

We have audited the accompanying statement of financial condition of TCW Funds Distributors (the "Company") as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of TCW Funds Distributors as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2015

TCW FUNDS DISTRIBUTORS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents (Note 2 and Note 3)	$5,983,549
Distribution fees receivable (Note 2)	1,116,203
Accounts receivable (Note 5)	947,745
Prepaid expenses	103,237
TOTAL ASSETS	$ 8,150,734
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Distribution fees payable to Advisor (Note 2)	$1,116,203
Due to parent, net (Note 2)	2,806,735
Total Liabilities	3,922,938
Commitments and contingencies (Note 7)	
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,153,796
Total Shareholder's Equity	4,227,796
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$8,150,734

TCW FUNDS DISTRIBUTORS
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Distribution fees (Note 2)	$14,242,661
Commission fees (Note 2)	17,880,973
Non-12b-1 fees (Note 2)	19,201,774
Service fees (Note 6)	136,156
Dividend and other income	170
Total Revenues	51,461,734
EXPENSES	
Distribution fees expense (Note 2)	14,242,661
Commission expense (Note 2)	17,880,973
Non-12b-1 fee expense (Note 2)	19,201,774
Professional fees and other expenses	175,390
Regulatory expenses	205,329
Total Expenses	51,706,127
Loss before Income Tax Benefit	(244,393)
Income Tax Benefit (Note 2)	(90,425)
NET LOSS	$ (153,968)

TCW FUNDS DISTRIBUTORS
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK		Additional		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2014	10,000	$10,000	$64,000	$ 4,307,764	$4,381,764
Net loss				(153,968)	(153,968)
Balances at December 31, 2014	10,000	$10,000	$64,000	$4,153,796	$4,227,796

TCW FUNDS DISTRIBUTORS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (153,968)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	$ (5,951)	
Distribution fees receivable	250,664	
Accounts receivable	(791,495)	
Due to/from parent	218,078	
Distribution fees payable to Advisor	(250,664)	
Other accrued expenses	2,632,176	
Total adjustments		2,052,808
Net cash provided by operating activities		1,898,840
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,898,840
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,084,709
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 5,983,549

TCW FUNDS DISTRIBUTORS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 – ORGANIZATION

Organization – TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with Trust Company of the West ("TCW," an affiliate of the Company) whereby certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents – The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2014, cash and cash equivalents consist of approximately $4,274,840 in demand deposits with a bank and approximately $1,708,709 in a money market mutual fund.

Distribution Fees – The Company serves as the distributor to TCW Funds, Inc. ("TFI"), and as the nonexclusive distributor of each class of TFI's family of funds' shares. TFI has a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from TFI of 0.25% of the funds' net assets for N Class. In general, these fees are received from TFI within 10 business days after month-end. The Company expects to use all of these fees to compensate and reimburse TCW Investment Management Company ("TIMCO"), the investment advisor of TFI, who pays the retirement plan service providers, brokers, financial advisers, and other financial intermediaries for providing administrative services to their customers. At December 31, 2014, the Company had $1,116,203 of distribution fees payable to TIMCO and $1,116,203 of distribution fees receivable from TFI. For the year ended December 31, 2014, the Company earned distribution fees of $14,242,661 from TFI and expensed and recorded distribution fees of $14,242,661 to TIMCO.

Commission Fees – The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other investment funds. The Company remits commissions back to TCW, which acts as the disbursing agent for the commission payments, to pay its registered representatives. Commission fees and related expenses are recognized on a trade date basis. During 2014, the Company earned commissions of $17,880,973 from TCW and expensed commissions of $17,880,973 to TCW.

Non-12b-1 fees – The Company has contracted with various third party intermediaries for certain non-distribution related services ("Non-12b-1 fees") for recordkeeping, administrative and other miscellaneous services. The Company engages these third party intermediaries to assist TIMCO as the advisor to TFI and recorded Non-12b-1 fee revenue of $19,201,774 in 2014 for these services to TIMCO.

The Company also utilizes TIMCO as the paying agent and recognized an expense for these services of $19,201,774 in 2014 and the Company is obligated to the third party intermediaries for these services. The corresponding receivable for the Non-12b-1 fees and payable for the Non-12b-1 fees are due from and due to TIMCO respectively and presented on a net basis on the balance sheet.

Income Taxes – The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pretax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

The Company's income tax benefit differs from the amounts determined by applying the 37% U.S. statutory federal income tax rate to pretax loss due primarily to state income taxes.

The Company accounts for uncertainty in income taxes in accordance with FASB ASC Topic 740, Income Taxes. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions as where the Company is organized and where the Company makes investments as U.S. federal and state; however, no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of such guidance for any of the Company's open tax years. The Company files income tax returns in the U.S. federal jurisdiction and in California, Texas, New York and starting in the 2013 tax year Georgia, Illinois and Michigan. The Company is no longer subject to income tax examinations by taxing authorities for years before 2011 for its federal filings and 2010 for its California, Texas and New York filings and 2013 for Georgia, Illinois, and Michigan. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying consolidated balance sheet relating to uncertain tax positions. The Company accounts for interest related to uncertain tax positions as part of its provision for federal and state income taxes.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued income, accrued expenses, and income tax benefit.

Fair Value of Financial Instruments – The Company's financial instruments, primarily including cash and cash equivalents, distribution and placement fee receivables, and distribution fees payable, are recorded at their cost or contract amount, which is considered by management to approximate their fair value, as they are short-term in nature or are subject to frequent repricing.

Recently Adopted Accounting Pronouncements – On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606).* The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this Update supersedes some cost guidance included in Suptopic 605-35, Revenue Recognition–Construction-Type ad Production-Type Contracts. For the Company, the adoption of ASU

No. 2014-09 is effective for fiscal year ended December 31, 2018. The Company is currently evaluating the impact of the adoption of the above mentioned amended guidance on its financial statements.

NOTE 3 – FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities, and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.
- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.
- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The following is a summary of the Company's financial assets as of December 31, 2014, that is accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents -				
Money market mutual fund	$ 1,708,709	$ -	$ -	$ 1,708,709
Total assets	$ 1,708,709	$ -	$ -	1,708,709

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2014. There are no financial assets and liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2014.

NOTE 4 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $2,026,437, which was $1,764,908 in excess of its required net capital of $261,529. The Company's ratio of aggregate indebtedness to net capital was 1.94 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation for Determination of Reserve Requirements for Brokers or Dealers nor is the Company required to provide Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

The net due to Parent balance of $2,806,735 is a net payable including an income tax benefit, which is non-interest bearing and is expected to be paid within the next 12 months. The Company entered into an expense-sharing agreement (the "Agreement") with TCW. The purpose of the Agreement is for TCW to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with National Association of Securities Dealers' Notice to Members dated October 2003, the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company. During 2014, the amount of operating expenses was $752,121.

The accounts receivable includes $26,800 due from Scoggin LLC and Old Bellows LLC (collectively, "Scoggin"). The Company and Scoggin have entered into a services agreement (see Note 6) where Scoggin remits payments to the Company for services provided.

NOTE 6 – SERVICE FEES

In May 2013, the Company entered into a service agreement with Scoggin to receive service fees for certain services provided to the Scoggin funds. The Company will provide investor-related services including investor communications, legacy investor servicing, marketing materials, and other services required by the Scoggin funds. The Company modified agreement with Scoggin effective November 1, 2014 which, among other modifications terminated the service fee component with Scoggin effective December 31, 2014.

The Company's affiliate, TCW Asset Management Company ("TAMCO"), has also entered into an agreement with Scoggin to market and manage one or more funds utilizing a similar strategy employed by previous Scoggin funds. TAMCO earns a management fee for providing investment advisory services, the Company earns no other revenue, no incurs additional expenses other than the service fees mentioned above.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company receives subpoenas or other requests for information from various U.S. federal, state governmental, and regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is the Company's policy to cooperate fully with all such inquiries. The Company, certain affiliates, and various third parties have been named as defendants in various legal

actions, including arbitrations and other litigation arising in connection with the Company's activities.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of pending or threatened regulatory matters or lawsuits will have a material adverse effect on the Company's financial position. At the present time, management is not in a position to determine whether any such matters will have a material adverse effect on the Company's results of operations in any future reporting period.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

* * * * * * *

SUPPLEMENTAL SCHEDULE g

TCW FUNDS DISTRIBUTORS
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

NET CAPITAL –		
Total stockholder's equity from statement of financial condition		$ 4,227,796
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	$ 103,237	
Distribution fees receivable	1,116,203	
Accounts receivable	947,745	
Total deductions and/or charges		2,167,185
Net capital before haircuts on securities positions		2,060,611
Haircuts on securities:		
Money market mutual fund	34,174	
Total haircuts		34,174
NET CAPITAL		$ 2,026,437
TOTAL AGGREGATE INDEBTEDNESS		$ 3,922,938
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 261,529
EXCESS NET CAPITAL		$ 1,764,908
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.94

Note: There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2014, filed on January 27, 2015.

SUPPLEMENTAL SCHEDULE h

TCW FUNDS DISTRIBUTORS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2014

The Company is exempt from the Computation for Determination of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL SCHEDULE i

TCW FUNDS DISTRIBUTORS
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TCW Funds Distributors
Attn: James Krause
865 S. Figueroa Street
Los Angeles, CA 90017-2543

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Krause (213) 244-1065

WORKING COPY

2. A.	General Assessment (item 2e from page 2)		$ 0.42
B.	Less payment made with SIPC-6 filed **(exclude interest)** ______________ Date Paid		(0.21)
C.	Less prior overpayment applied		(1,104.87)
D.	Assessment balance due or (overpayment)		(1,104.45)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$0	
H.	Overpayment carried forward	$(1,104.45)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCW Funds Distributors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/0:/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$51,461,735
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,242,662
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,880,973
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Non 12B1 Fees & Other (Deductions in excess of $100,000 require documentation)	19,337,929
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	51,461,564
2d. SIPC Net Operating Revenues	$171
2e. General Assessment @ .0025	$0.42

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated

FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
TCW Funds Distributors:

We have reviewed management's statements, included in the accompanying exemption report, in which (1) TCW Funds Distributors (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 26, 2015

TCW

TCW Funds Distributors' Exemption Report

TCW Funds Distributors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from June 1, 2014 to December 31, 2014 without exception.

TCW Funds Distributors

I, James G. Krause, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Chief Financial Officer
02/26/2015